United States securities and exchange commission logo





                            April 15, 2021

       David Southwell
       Chief Executive Officer
       TScan Therapeutics, Inc.
       830 Winter Street
       Waltham, MA 02451

                                                        Re: TScan Therapeutics,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted March 19,
2021
                                                            CIK No. 0001783328

       Dear Mr. Southwell:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1, Submitted March 19, 2021

       Overview, page 1

   1. Please revise the "Overview" section on page 1 of the Summary to highlight that your operations are
preclinical in nature.
   2. We note your disclosure in the Summary of your early-stage collaboration with Poseida
                                                        Therapeutics, Inc. on
pages 2 and 7, as well as in the MD&A and Business
                                                        sections. However, you
also disclose on page F-22 that you have received a nominal fee from Poseida and do not
expect future revenues to be significant since you do not have any remaining
performance obligations under this arrangement. Please tell us why this disclosure is relevant
for discussion under the "Our Pipeline" heading and revise your prospectus summary to
provide more balanced disclosure by providing a brief description
 David Southwell
TScan Therapeutics, Inc.
April 15, 2021
Page 2
         of the material terms of your collaboration agreement with Poseida or by providing revised disclosure as appropriate. Please also revise your related disclosure throughout the filing as appropriate.
Our Approach, page 2

3. We refer to your disclosure on pages 4 and 114 that you believe your platform analyzing anti-cancer T cells from a wide variety of patients will allow you to
develop    highly
         effective TCR-T therapies.    Determinations of safety and efficacy
are within the sole
         authority of the FDA. Given the preclinical stage of your product candidates, it is premature for you to suggest that your platform and product candidates will be determined to be effective. Please revise your disclosure accordingly.
Our Pipeline, page 2

4. We note that you have combined the column for both Phase 2 and 3 trials in your pipeline table. Please revise to include a separate column for Phase 3 trial. In addition, we note the inclusion of your TSC-102 program in the third row of your pipeline table. Given the status of development and limited disclosure on page 135 regarding this program, it seems premature to highlight this program prominently in your Summary pipeline table.
         Please remove this program from the Summary table or advise.
5. We refer to the seventh row in your pipeline table under the heading "Partnered Program"
         with Novartis. We note that while you have recognized revenue from your collaboration with Novartis and expect significantly more revenue this year, your Business section disclosure does not specify the sources of revenue recognized or whether any targets have been identified in performance of the Novartis Agreement. You also do not identify a specific target or have milestones related to future work in the pipeline table.
         Please expand your disclosure and revise the pipeline table accordingly or remove this program from the Summary table. We also refer to the fifth and sixth rows of your pipeline table under the headings "TSC-201" and "TSC-202" and note that you do not appear to have identified specific targets. It does not appear appropriate to highlight these programs in your Summary table without disclosing specified targets. Please revise accordingly or advise.
Our History and Team, page 7

6. Please disclose whether Drs. Stephen Elledge and Tomasz Kula remain involved with the company and, if so, in what capacity. In this regard, we note that your website indicates that you have a scientific advisory board. If material, please include disclosure in an
FirstName LastNameDavid Southwell
       appropriate location that describes the role or function of your scientific advisory board,
Comapany    NameTScan
       and whether  thereTherapeutics,
                          are any rules Inc.
                                        of procedures governing this board.
Please also disclose
       how  members
April 15, 2021 Page 2 of any such  board  are compensated.
FirstName LastName
 David Southwell
FirstName   LastNameDavid Southwell
TScan Therapeutics,  Inc.
Comapany
April       NameTScan Therapeutics, Inc.
       15, 2021
April 315, 2021 Page 3
Page
FirstName LastName
Use of Proceeds, page 92

7. To the extent known, please revise to identify the specific product candidates for which you intend to use the proceeds of the offering. Please also disclose the approximate amount of proceeds you intend to allocate toward each of the programs identified in the
         Summary pipeline table and how far the proceeds from the offering will allow you to proceed with the continued development of each of your programs. Refer to Instruction 3 to Item 504 of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 104

8. Given the importance of your research and development expenses to your operations, please revise to include disaggregated disclosures by product candidate or indication and/or by nature of expenses incurred for each period. If you do not track expenses separately by product candidate or indication, please disclose this fact.
Critical Accounting Policies and Significant Judgments and Estimates Stock-Based Compensation, page 110

9. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances, including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.
Business, page 113

10. We note your discussion in the first bullet point on page 20 of the potential side effect profile of your product candidates, such as the potential adverse side effects related to cytokine release syndrome (CRS), neurotoxicity or rheumatologic disorders. If material, please revise your disclosure in this section to address these potential side effects and disclose whether you are observing any indications of these effects in your preclinical studies to date and how the development of your potential products addresses these potential effects.
Novel Targets Identified from Patients with Head & Neck Cancer, page 139

11. We note your disclosure that you are collaborating with investigators at the Dana-Farber
         Cancer Institute in Boston to identify anti-cancer TCRs, and specifically T cells in tumors of patients undergoing checkpoint inhibitor therapy. Please advise if there a collaboration agreement in place with the Dana-Farber Cancer Institute, and if so, please provide a brief description of the material terms of the arrangement and file the agreement as an exhibit to the registration statement or explain to us why you believe you are not required to do
 David Southwell
FirstName   LastNameDavid Southwell
TScan Therapeutics,  Inc.
Comapany
April       NameTScan Therapeutics, Inc.
       15, 2021
April 415, 2021 Page 4
Page
FirstName LastName
         so. Refer to Item 601(b)(10) of Regulation S-K.
License and Collaboration Agreements, page 146

12. We note your disclosure that you have exclusively licensed certain patent applications from The Brigham and Women's Hospital, Inc., which is described on page F-23 as licensing foundational technology, and is disclosed as subject to further negotiation and amendment. Please provide a brief description of the material terms of this agreement, as such agreement may be amended, and file the agreement as an exhibit to the registration statement as required by Item 601(b)(10) of Regulation S-K or tell us why it is not material.
Collaboration and License Agreement with Novartis, page 146

13. Please clarify if you or Novartis are responsible for the clinical development of any
         Optioned Program under the collaboration agreement. If Novartis would be responsible for clinical development of an Optioned Program, please advise us if the inclusion of this partnered program in your pipeline table is the clearest way to present this program to investors or revise your disclosure as appropriate.
14. We note your disclosure that you have partly funded your operations with revenue received under your collaboration with Novartis on page 99. You also disclose on page
         104 that the $1.1 million in revenue recognized for the year ended December 31, 2020 was primarily associated with the Novartis Agreement and that you expect the revenue generated under this agreement to increase significantly in 2021. Please disclose in the
         Business section the aggregate amounts received to date under the Novartis Agreement. In your revised disclosure, please also indicate the specific source for any revenue received under the Novartis Agreement. For example, we note that Novartis has agreed to pay an upfront fee, reimburse you for research costs, pay fees to exercise options for up to three target antigens, royalties, along with milestone payments.
15. We note your disclosure on page 147 of tiered royalties ranging from mid-single to low-
         double digit percentages. Please revise your disclosure to give investors a reasonable idea of the amount of the royalty rates that does not exceed ten percentage points.
Option and Exclusive License Agreement with Qiagen, page 148

16. We note your disclosure on page 99 that you have partly funded your operations with revenue received under your licensing agreement with QIAGEN Sciences, LLC. Please disclose in the Business section the aggregate amounts received to date under
         the Qiagen Agreement. You also disclose that Qiagen is required to pay a low six-figure milestone payment upon launch of the first diagnostic product. In your revised disclosure, please disclose the aggregate future potential milestone payments to be received under this agreement. Please also revise your disclosure to include the term of the royalties under the
         Qiagen Agreement.
 David Southwell
TScan Therapeutics, Inc.
April 15, 2021
Page 5
Manufacturing, page 149

17. We note your disclosure on page 150 that the transposon will be delivered as a
         Nanoplasmid, which was developed by Nature Technology. Please disclose if you have entered into any agreement with Nature Technology with respect to the use of their
         Nanoplasmid technology. We also note that the transposon and transposae will be manufactured by Aldevron. Please expand your disclosure on the materiality of your arrangement with Aldevron. If material, please file any agreements as exhibits to the registration statement or provide analysis as to why it would not be required under Item
         601(b)(10) of Regulation S-K.
Intellectual Property, page 151

18. We note your disclosure that you own thirteen U.S. provisional patent applications that are expected to convert to utility patent applications. Please amend your disclosure to clarify that these patent applications related to certain SARS-CoV-2 peptides are covered under your Option and Exclusive License Agreement with Qiagen in your disclosure on page
         148. Please also your expand your disclosure to include the date that each of these patent applications were submitted and their expected expiration date. While you disclose that six of the thirteen patent applications are for compositions of matter, please also specify the types of patent protection for the remaining seven patent applications.
19. You disclose that you have exclusively licensed one pending U.S. patent application and five pending foreign patent applications from The Brigham and Women's Hospital,
         Inc. Please also clearly describe on an individual basis the expiration, the jurisdiction
         (where applicable) and the type of patent protection granted for each pending patent application that you exclusively license with The Brigham and Women's Hospital, Inc.
         We note that you also referenced seven pending patent applications under this license agreement on page 69, but have disclosed six pending patent applications elsewhere in the filing. Please confirm and revise accordingly.
20. You also disclose that your non-exclusive patent license from Provincial Health Services
         Authority of British Columbia to a patent family consists of one issued U.S. patent, one pending U.S. patent application and one pending foreign patent application. For the issued
         U.S. patent, please amend this disclosure to include the type of patent protection granted and its expiration date. For each of the pending patent applications, please amend this disclosure to include the date that these patent applications were submitted, the jurisdiction of the foreign patent application and the expected expiration date.
Principal
FirstNameStockholders,
           LastNameDavidpage Southwell
                              191
Comapany
21.         NameTScan
       Please            Therapeutics,
              revise the footnotes     Inc.table to identify the natural
persons who are
                                   to your
       the2021
April 15,  beneficial
               Page 5owners of the shares held by JMD III Holdings Limited. FirstName LastName
 David Southwell
FirstName   LastNameDavid Southwell
TScan Therapeutics,  Inc.
Comapany
April       NameTScan Therapeutics, Inc.
       15, 2021
April 615, 2021 Page 6
Page
FirstName LastName
General

22. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
         Securities Act, whether or not you retained, or intend to retain, copies of those communications.
       You may contact Tara Harkins at 202-551-3639 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Timothy H. Ehrlich, Esq.